UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 30th, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll
Name: Pedro Toll Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES US$400 MILLION BOND ISSUANCE

Panama City, Republic of Panama, March 29, 2012 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced the issuance of a US$400 million bond, the Bank’s first 144A/Reg S transaction in several years. The bonds, which mature in 2017, pay a fixed rate coupon of 3.75%. The issue was substantially oversubscribed and placed with global institutional and retail investors.

Mr. Gregory Testerman, Bladex's Executive Vice President of Treasury & Capital Markets, commented, "Bladex’s successful bond issuance demonstrates the attractiveness of top-tier Latin American issuers to global investors. Taken together with the Bank’s recent issuance of peso-denominated bonds in the local Mexican market, Bladex continues to reinforce its medium-term liquidity, placing the Bank in a privileged position to respond to the growing financing needs of clients”.

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated, “Bladex's recent capital market activities signal the Bank’s confidence in the continued growth of Latin America’s trade flows, while at the same time strengthening and diversifying the mix and duration of the Bank’s liabilities. Bladex is particularly satisfied with the broad base of global investors that participated in the issuance, which reflects investor confidence in Bladex’s brand and business model”.

The bonds were rated “BBB” by both Standard & Poor’s and Fitch.

The bookrunners for this issuance were Bank of America-Merrill Lynch and Credit Suisse.

Bladex is a supranational bank originally established by the central banks of the Latin American and the Caribbean countries (“the Region”), to promote trade financing in the Region.  Established in Panama, its shareholders include central banks and commercial banks from 23 countries in the Region, as well as Latin-American and international banks, and private investors through the New York Stock Exchange.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama

Attention: Mr. Christopher Schech, Senior Vice President & Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com

-or-

i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor,

New York, NY 10005

Attention: Ms. Melanie Carpenter or Mr. Peter Majeski

Tel.: (212) 406-3694, E-mail: bladex@i-advize.com